Mail Stop 4561
								July 3, 2006

Peter B. Day
President
Endo Networks, Inc.
2624 Dunwin Drive, Unit 3
Mississauga, Ontario Canada L51 3T5

Re:	Endo Networks, Inc.
	Proxy Statement on Form 14A
      June 26, 2006
	File No. 0-51753

Dear Mr. Day:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General Comments on this Filing
1. It would appear that after the asset and securities sales, Endo Networks, Inc. will be a shell company and a "blank check."
Please
acknowledge that any subsequent sales of Endo Networks Stock or any subsequent mergers would be conducted in accordance with the Shell Company Release No. 33-8587 and the Worm Letter.
2. Please revise the proxy statements to include the financial statements and pro formas contemplated by item 14(c) of Schedule 14A.
Please refer to question number 6 to the July 2001 Supplement to the
Division of Corporation Finance`s Manual of Telephone
Interpretations.
3. Revise proposal 3 and the proxy card to separate the shareholders voting choices for approval of the stock slit and reverse stock split. Please refer to Item 14a-4(b)(1).
4. If management and the Board intend to use the proxies to suspend the meeting and solicit additional votes, this power exceeds the discretionary authority granted by the shareholder and must be separately granted. Revise the proxy statement and the proxy card to provide for a separate grant of authority.
5. We note your disclosure that any proxies that a returned without a specific grant of authority will be voted "for" the asset sale and any other proposals. Please provide a detailed legal analysis as to how this construction is permissible under Nevada law.
6. Revise the document to disclose whether shareholders will have the ability to approve any merger of the post-sale shell company.

Proposal 1
7. Revise this section to include all the information required by
Item 7 of Schedule 14A including the nominating information called for by Item 7(d) of Schedule 14A.

Proposal 2
8. Since Mr. Day is the party purchasing Endo`s physical assets, revise to describe all procedural safeguards used by the Board to ensure that the price paid by Mr. Day was fair to Endo and its` shareholders. Also, please describe all forms of analysis used by the Board that supported its conclusion that they should recommend that shareholders vote "For" the asset sale. If the Board did not employ any procedural safeguards or conduct any analysis, so state.
9. Revise the discussion on page 12 to disclose the potential risks of owning shares in a "public shell," including the procedural restrictions on these companies contained in the Shell Company Release and the Worm Letter.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3419 with any other questions.


      Sincerely,



      Christian Windsor
      Special Counsel

CC: 	Via Fax (212) 202-6380
	Law Offices of Louis Taubman
      Rachel Schmierer, Esq.
	17 State Street, 16th Floor
      New York, New York 10004




Peter B. Day, President
Endo Networks, Inc.
Page 1